October 31, 2002


Dear Existing and Proposed Shareholders:

I am delighted to report that the initial public offering of the common stock of Generations Bancshares, Inc. is going exceedingly well. We presently have written and verbal commitments to purchase $7,925,900 of stock, of which $3,356,470 has been collected.

We originally planned to open for business in December, 2002. We have revised our plans and now anticipate opening in January, 2003. This revision was based on several factors:

     1. Our CPA's indicate that there are no tangible benefits to opening in December 2002 versus January, 2003.

     2. Many of our shareholders are using IRA or 401K monies to purchase their stock. This process can take up to 6 weeks to complete, and therefore, we need to provide them additional time in which to complete the transaction.

     3. The various activities and regulatory requirements necessary to open a banking facility are numerous and time sensitive

     4. By extending the deadline, Generations Bancshares, Inc. has the ability to increase its shareholder and capital base beyond the regulatory minimum.

Therefore, due to strong demand we are extending our stock sale deadline from October 31, 2002 until 5:00 p. m., Tuesday, December 31, 2002. We may, at our discretion, close the sale prior to December 31, 2002. If you have already subscribed to purchase shares, you may wish to consider increasing your subscription at this time.

We are very encouraged by the support our community has shown and are pleased to extend this offering to allow others to invest in and own a part of Generations Bancshares, Inc.. Please call 706-745-5588 or 800-550-8952 anytime I can be of service.

Best regards,

/s/  David K. George
David K. George
President


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